Filed by TD Banknorth Inc.
(Commission File No. 000-51179)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Hudson United Bancorp
(Commission File No.: 001-08660)
     Attached is a transcript of TD Banknorth Inc.’s presentation of at the Lehman Brothers Financial Services Conference on September 13, 2005.
These materials contain certain forward-looking statements with respect to the financial condition, results of operations and business of TD Banknorth and TD Banknorth’s acquisition of Hudson United Bancorp. Words such as “expect”, “feel”, “believe”, “will”, “may”, “anticipate”, “plan”, “estimate”, “intend”, “should” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are subject to various factors which could cause actual results to differ materially from these estimates. These factors include, but are not limited, to, changes in general economic conditions, interest rates, deposit flows, loan demand, competition, legislation or regulation and accounting principles, policies or guidelines, as well as other economic, competitive, governmental, regulatory and accounting and technological factors affecting TD Banknorth’s operations. In addition, acquisitions may result in large one-time charges to income, may not produce revenue enhancements or cost savings at levels or within time frames originally anticipated and may result in unforeseen integration difficulties. Investors are encouraged to access TD Banknorth’s periodic reports filed with the Securities and Exchange Commission for financial and business information regarding TD Banknorth, including information which could affect TD Banknorth’s forward-looking statements. TD Banknorth does not undertake any obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.
These materials may be deemed to be solicitation material in respect of the proposed merger of TD Banknorth and Hudson United Bancorp. In connection with the proposed transaction, a registration statement on Form S-4 has been filed with the SEC. Shareholders of TD Banknorth and shareholders of Hudson United are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the joint proxy statement/prospectus that is a part of the registration statement, because they contain important information about the proposed merger. The final joint proxy statement/prospectus will be mailed to shareholders of TD Banknorth and shareholders of Hudson United. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from TD Banknorth, Two Portland Square, P.O. Box 9540, Portland, Maine 04112-9540, Attention: Investor Relations, or from Hudson United, 1000 MacArthur Boulevard, Mahwah, New Jersey 07430, Attention: Investor Relations.
TD Banknorth, Hudson United Bancorp and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding TD Banknorth’s directors and executive officers is available in TD Banknorth’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on April 20, 2005, and information regarding Hudson United’s directors and executive officers is available in Hudson United’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on March 23, 2005. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Final Transcript
Thomson StreetEvents
Conference Call Transcript
BNK — TD Banknorth Inc. at Lehman Brothers Financial Services Conference
Event Date/Time: Sep. 13.2005 / 7:45AM ET
Event Duration: N/A

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Final Transcript

Sep. 13.2005 / 7:45AM, BNK — TD Banknorth Inc. at Lehman Brothers Financial Services Conference
CORPORATE PARTICIPANTS
Bruce Harting
Lehman Brothers — Moderator
Bill Ryan
TD Banknorth Inc. — Chairman, President and CEO
PRESENTATION

Bruce Harting — Lehman Brothers - Moderator
Bill Ryan took over Banknorth, then called People’s Heritage back in 1989 and it says in the bio here that Bill has a quarter century banking experience but I think its been a little more than that, right Bill? Maybe a quarter century with Banknorth.
And I just want to say that the TD Banknorth Garden up in Boston will now be home to my favorite defense in Brian Leetch and your — the Bruins are still — your Bruins are looking good this year but your Red Sox are still a 3 game lead on our Yankees so we’ll see what happens.
But Bill, tremendous track record when you took over the company stock was trading at about 7/8ths, now trading at a little over $30 a share with more than $5 billion in market cap and you have a deal pending by a company here in the New Jersey/New York market and I was just down in Philadelphia last week and saw a couple of their branches thinking what a long way you’ve come in terms of not only stock market performance but geographic reach so look forward to your comments and hope we’ll hear from you on the issue du jour which seems to be flattening yield curve.
Bill?

Bill Ryan — TD Banknorth Inc. — Chairman, President and CEO
Thanks, Bruce. Good morning. Bruce is a big hockey fan if you haven’t noticed and it will be an interesting NHL season.
TD Banknorth, we’ve had a busy year. We sold 51% of the company to Toronto Dominion and in the last month or so announced the purchase of an $8.8 billion bank, Hudson United, headquartered now in New Jersey, so a lot of things have changed in the company, but a lot of things haven’t at the same time. We’re still headquartered in Portland, Maine, which will remain our home office.
We’ve got an ownership of about 55% by Toronto-Dominion Bank, $32 billion in assets that will go to about $40 billion with the completion of Hudson United which we estimate we’ll complete in the end of January of early next year. 1.3 million in households, 7800 employees, a fairly consistent community bank, loan and deposit base that you’ll get familiar with in the next few seconds.
When you look at the company and where we are today its pretty obvious that we’ve done a reasonable job in completing initially in the early 90’s, a northern New England franchise of Maine, New Hampshire, and Vermont. And then in recent years starting in ‘96 continued to go through Massachusetts into Connecticut and also in upstate New York around the Albany and Glens Falls area. It’s been based on a model of being a community bank, it’s been based on making decisions locally. And it’s worked fairly well.
About 2 years ago as we were looking at this strategy we knew we had to continue to come south. If you go east you’re in the ocean, if you go north or west you’re in Canada. So coming south was going to be a continuation of our strategy.
Right now we run 400 branches, 550 ATMs, wealth management offices, both insurance and investment offices the same. So we’re pleased at where we are and poised we think to continue to grow as we move south.
What’s a community bank model for us? It means having local presidents in each state, making decisions locally on the loan and deposit side and product pricing, reacting quickly, giving good service and really have just set ourselves up state by state to run the bank in an independent

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Final Transcript

Sep. 13.2005 / 7:45AM, BNK — TD Banknorth Inc. at Lehman Brothers Financial Services Conference
fashion. Worked well for us so far, not easy to do I have to tell you it takes a lot of checks and balances and hiring a lot of very good people to make sure you can be effective doing this. So it isn’t easy but for us it works.
What it does really, it really distinguishes us from our competitors, our biggest competitor is Bank of America, they do a very good job but it’s a consolidated company so we look different from them by doing things in a localized manner. The very small banks do a good job in the regions we’re in but usually don’t have the firepower, size or substance to compete with us so I’ve always characterized this as too big to be small and too small to be big and I think that’s probably a good analogy of the kind of company we try to run.
No matter how you run it you have to earn well and if you don’t earn well you’ll pay the price for that. We’ve had consecutive years of EPS growth. Our cash earnings is at 29% on an ROE basis. And a 51% cash efficiency ratio.
Consistently strong loan growth. You’ll see the numbers but we’ve grown our loans at 10% plus over the last few years. Deposits have grown very nicely too. And we’ve got fee income businesses that aren’t risky. Our biggest fee income businesses are customer service fees, trust business and then the insurance agency business that we run that doesn’t take any underwriting risks.
I’ve over the years characterized this as the kind of bank that you can go to bed at night feeling comfortable, you’re not going to see an announcement the next day that’s extraordinary in any way. And that’s really what we’re all about. Very conservative, try to grow the company but do it in a conservative manner, avoiding a lot of risk.
Probably the personality of the company, that way is asset quality. Our asset quality numbers are as strong as any of the top 50 banks. If we screw something up I know it will not be asset quality issues. Having brought the management team in to solve that many years ago when this company was failing, it’s not an issue we’ll have in the future, certainly on my watch.
Let’s talk a little bit about that, that loan and deposit growth. As you can see here compound annual growth rate on the loan side of 13.6%. It’s a good market we’re in. We focus on small business lending, that most other people don’t focus on. $5 million loans and smaller. We’ve also hired away in the last 18 months 27 lenders from our competitors. Very experienced people coming from Fleet, coming from Citizens, coming from Sovereign. All of those names are banks that do a very good job and we’ve been able to hire away again 27 of them. And they come with portfolios. That’s made it fairly easy for us to operate effectively.
I think we’re pretty good but we’re in a consolidating region and when you’re in a consolidating region and you have a decent sized field you usually can do a very good job in stealing customers and employees at the same time.
Deposit growth again has been very strong at over 10%. We’ve been growing our checking account balances at 10% plus every year for the last several years. I think the deposit growth is slow. I think our normal deposit growth probably is more in the 4 or 5% range in the future. Right now deposits are strong because a lot of people have, have monies in their accounts that they’d really like to put in the stock market but they’ve been reluctant to do it up to now, so those average balances probably will come down in the next few years. Continue to grow the checking account balances, 10% plus and that should work very well for us.
Non-interest income, another good story. Again, as I shared with you, customer service fees. We open up over 4000 checking accounts a week and they’ve grown very nicely and the insurance and trust business has also grown. At the same time we’re fairly effective as a commercial bank. We rank 12th of the top 50 banks in efficiency ratio for the top 50 in the United States. So that frugal New England point of view continues in how we run our company.
Again, the quality of our assets are very, very strong. You can see our NPAs at 28 basis points. It’s really been around that area for quite a while now. It’s been a consistency over the years of only putting really good loans on the books and our charge off ratios reflect the same are really small percentages and again I don’t see that changing. I think we can keep the NPAs and charge offs in this same range, may go up or down in a particular quarter but it should continue to be very strong at theses ratios.
Cash operating earnings, again a good trend, 11.4%. Year-end and year out we find a way to make money. And again in the consolidating New England area it’s a little bit easier right now to do that as new customers are coming our way a little bit faster than anticipated. We estimate again as we continue to grow those cash operating earnings should grow at an 8 to 12% range, year end and year out.
Cash earnings on a diluted basis, share basis, again you can see the trends from 2000 through 2004. And again, part of that has been as a result of our success in acquiring companies. We think it’s almost a core competency. We’ve acquired 25 companies since 1987, 10 since 2000. Since 2000 almost all of them in Massachusetts and Connecticut and 11 insurance agencies since ‘97. we will continue that trend. We’ve announced the

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Final Transcript

Sep. 13.2005 / 7:45AM, BNK — TD Banknorth Inc. at Lehman Brothers Financial Services Conference
acquisition of Hudson United recently. We’ll do nothing else this year. We’ll take a lull, complete Hudson United early next year and then start to look again at potential acquisitions.
If it was a perfect world I’d like to say we can announce a small acquisition in Massachusetts and Connecticut, one or two of them a year and then maybe every 18 months announce a bigger acquisition if that’s possible. Time will tell. We’ve certainly had a track record of doing that. I really don’t see that changing in the next few years. I think our industry will continue to consolidate. Cost of regulation, cost of computerization, the cost of marketing is driving many banks to find a home with a company that can afford all of those increased costs over the last few years.
Why are we a little bit different? Well, I guess everybody can tell you they have a strong management team. We think we do. The key to us though is in the last 10 years of the top 30 people in the company we’ve lost nobody. Our management team is intact, they’ve not left the company since being hired in the last 10 years and that consistency of management is very important as you’ll look at trying to move forward.
We’ve added to that management team with additional people, former president of Key Bank in Maine, former president of Fleet Bank in Maine, a number of people at that caliber have joined our company so it’s worked very, very well for us. So I think that makes us different in that we’ve had a consistency in management.
We try to do what we say and say what we do. I think those of you follow us know we’re fairly straightforward on our approach. We think being in the Northeast in the last few years has really benefited us and probably other banks like Citizens and other companies like that. And again, accessing capital to grow by being part of a bigger company has made our life much easier as we move forth and we could not have done the Hudson United acquisition without the support of our parent, Toronto-Dominion. And asset quality, as I shared with you, remains very, very strong.
I know you probably want to know a little bit about Hudson United, let me spend a minute on that company. If you look at the box on the right there, what we first wanted to complete as we looked at our franchise, the only void in our New England franchise was Fairfield County in Connecticut. We had no branches in Fairfield Country. Very few branches south of Hartford in Connecticut. We’re number 8 in Connecticut and Hudson United gives us 19 branches in Fairfield County, total of about 40 branches in all of Connecticut. Moves us from number 8 to number 6 in Connecticut and really completes the geography of our Connecticut branch out, a great piece for us.
If we didn’t do Hudson United we’ll have to build branches in Fairfield County and maybe 5 years from now I’d be telling you how successful we’d be, here we get it overnight. And this will allow us to move forward quicker than some of our competitors who are starting to build branches in Fairfield County.
If you look at the map on the left then, the bigger box, you can see from Fairfield County we go around Westchester County, Rockland County and Duchess County into New Jersey and into the Greater Philadelphia area. It’s a strategy that’s worked for us before. We did this in Boston, we surrounded the city. It was a suburban strategy. Take the subway a few stops and you’d be near a branch that we’d have. We’ve competed very well in the Massachusetts area by not being in the big city and we’ll do that again here in the New York as we purchase Hudson United.
At $8.8 billion it’s big enough to be a factor in our company going forth but not so big that we’re taking a huge risk. The issues with Hudson United that have been told to me are straightforward. They’ve had some regulatory orders. One of them was lifted yesterday and we feel very confident that the other regulatory order will be lifted in an appropriate period of time. They’ve had great success from a profitability standpoint. Have not been able to grow. We think our success is really growing our company on the retail side. We’re sending our top retail executive, a woman by the name of Wendy Suehrstedt down to Hudson United. She’ll become the CEO of Hudson United when we complete the purchase of the company early next year.
When you look at the company, it’s really interesting and you probably will be able to tell very quickly as we talk about this whether we’re successful or not. We think this is our springboard to grow the area of the East around the metro New York area and we’ve known the Hudson United competitors for many, many years.
Our geography is not as good as Hudson United and our average branch size is $52 million. Hudson United is in better geography and their branch size is half of the size of their competitors. Their branch size is $30 million. You can see they have very small market shares in the areas they’re in. We view this as great potential for us. Will we be able to double these market shares in the next few years? No doubt about it. Can we take their average branch size from $30 million higher, no doubt about it.
So you’ll be able to follow this one very easily by knowing that every year, year-end and year out, their branches should increase from 30 to 35 to 40 to 45 million dollars. If they don’t we’ve failed, if they do then we’ve had the success that we’ve planned.

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Final Transcript
Sep. 13.2005 / 7:45AM, BNK — TD Banknorth Inc. at Lehman Brothers Financial Services Conference
It should be fairly easy for 2 reasons. We think our retail strengths are the branches, we also think their demographics are substantially better than ours. Is there competition in these areas? No doubt about it. But again they’re only half the size of their competitors so it shouldn’t be difficult for us to put this together in a very positive way.
Again, you can see as you look at the demographics the median income for Hudson United. Our median income in our region is $54,000, theirs is $62,000, yet their branches are almost half of our size and you can see the population bases are very substantial in the markets that they’re in. So again, yes, there’s competition but there’s plenty for all of us in terms of how you look at this company.
So, once again, when you summarize Hudson United, 42 branches, $1.6 billion in Connecticut. Connecticut’s done for us.
Fairfield County, 19 branches, $757 million in an area that would have taken us years to get there. Moved us to number 6 in that Connecticut area.
And again, if you saw what we’ve done over the last few years with our acquisitions, Hudson United should be very easy and very straightforward. We’ve converted off of the Metavante system as recently as 2 years ago. That’s the Hudson United system that they’re on, no problems at all. And in fact Metavante runs our ATM network so the systems components of this should be very easy to move forward.
It’s strategic from the standpoint of, for us it is perfectly situated for what we want to do. We have a very experienced integration team of people who have converted banks from day one starting in 1993 with our company are still there doing it. The same people who’ve done it for us are in place. They’re in suburban markets like us. Their size, their branches, their size of their loan portfolio, I’ll show you in a second, is perfect. They have many good managers who’ve agreed to stay with the company after we complete the merger. And again we’ll be adding some of the BNK management team to their company in the form of a CEO, Wendy Suehrstedt and a number of other people.
Our compliance record with the regulator speaks for itself. And there’s no doubt these regulatory orders that Hudson United has had should get cleared in a reasonable standpoint with our working knowledge of the regulatory process. We’re also going to leverage some of the things they do. They have a credit card portfolio that has performed very well and they have a number of specialty finance businesses. We don’t have those things but our parent TD does, so we’re going to call on Toronto-Dominion to help us with those portfolios and they should run very, very well and create great growth potential for us in the future.
You can see their assets and ours, bringing us to about $41 billion. Very consistent approach as we look at this, as you go down it. And again, there’s nothing about these ratios that don’t make us a better banking company and at $41 billion it positions us very well to grow over the next few years.
Let me again summarize from the standpoint of where we are, because I think it’s important. There’ve been a number of issues of why do you want to come south into metro New York area. As I showed in the geography, we really have nowhere else to go. I think we’ve done a good job in completing New England so coming south makes a lot of sense. Building a franchise in the eastern United States is what we’d like to do.
In Philadelphia, Hudson United has halved their market share in the last 3 years. We think we’re positioned well to turn that around and pick that up. The average turn over in a Hudson United branch has been 40% over the last few years. Our average turn over in our branches is about 15%.
Again you can see where we’re going. We have a consistent record of hugging our tellers, and hugging our CSRs, creating incentive programs to move them forward. Hudson United next year will have an incentive program for their top sales person in the branches who will get to win a red Corvette and they’ll drive that red Corvette for a year. So these incentive programs that have made us successful will be put in place the same way.
So the franchise improvement and restructuring seems fairly straightforward to us. We don’t take banks over that have big risks and we see this as a very low risk transaction. They’re very profitable. The issues have been growth, we can solve those issues. The integration that could be an issue because of regulatory orders should not be. As their regulatory order has been lifted yesterday, another one is pending.
And again, for us, it’s a sound investment that allows us in the future to buy smaller banks in the metro area if that’s the strategy we take or on occasion look at even a bigger bank. We have the capital of Toronto-Dominion behind us so no longer is it a risk for us to potentially move forward and take those approaches.

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Final Transcript

Sep. 13.2005 / 7:45AM, BNK — TD Banknorth Inc. at Lehman Brothers Financial Services Conference
So in summary what I want to say is as we move into this region now and put our model to a test, this is the same scenario we had in ‘96 and entering Massachusetts. We were told we were a nice Northern New England bank and we did a good job but entering a competitive market like Massachusetts wouldn’t work. It wouldn’t work because its much more competitive and you know you people in Northern New England, you’ll have trouble doing that.
We now are number 4 in Massachusetts, having started with nothing in 1996. In 1998 we were told you don’t really want to come to Connecticut because Connecticut is very competitive and yes you’ve done a good job in Northern New England but coming into Connecticut will be hard for you to do.
As I’ve just showed you we’re number 6 now in Connecticut and obviously moving aggressively to become number 5 or number 4 over the next few years.
We’ve heard the same scenarios as we’ve now moved into the metro New York area. That you’ve done a good job and maybe want to rethink this strategy of coming to New York, maybe again the market’s too competitive and won’t fit. I think all those issues are ones we’ve had to think about but through thick and thin what we’ve found is the community bank model of giving extraordinary service and making decisions very locally has through thick and thin allowed us to complete our company in a very nice manner, so for us it’s been a strategy that continues to work.
We’re not changing the strategy. We think it will continue to work. If you look back at the strategies of successful banks in this area, Commerce and North Fork would be 2 that come to mind. You have to remember that both Commerce and Northfolk, their strategies have been ours. We’re the first bank in New England to be open on a Sunday, We’re the first bank in New England to be opening in a supermarket years ago. Our hours have consistently been 7 to 7, many days a week. So what we’ve done in New England is just what’s been being done in the metro New York area successfully by a number of very respected competitors.
We enter this marketing having to compete now in a marketplace that has substantially more people available to us than we have in New England. With market shares no bigger than 2% in most of the areas we’ll be in, it should not be difficult to increase that. Our strategy at the company is a 2 pronged strategy, it’s very straightforward. I asked the people in Northern New England, Maine, New Hampshire and Vermont, when you get up every day, defend the 22% market shares you have of those states. It’s been developed over the years, it’s a firm foundation for the company. I’m asking the people in Massachusetts, Connecticut and the metro New York area, get up everyday and find new customers.
We own such small market shares it should not be difficult for us to compete and move forward. We’ll hire our competitors away to work for us. We’ll create incentive programs to help people care about bringing in new accounts. Our account openings at 4000 accounts will move to 5 and 6000 accounts very quickly. And I’ll be here a year from now telling you that the $30 million average branch has probably moved up to $32 or $33 million on an average size and the year after I’ll be here to tell you its $37 or $38 million. Its very straightforward in what we want to do, should not be difficult at all.
Lastly, as we’re doing this and doing it we hope fairly well and consistently as we’ve done in the past what we’ll also do is try to continue to acquire companies that we think will add to our size and substance to allow us to be more profitable. We’ll have to be accretive in a year. we’ll get 25% cost savings out of those companies and we’ll turn down more acquisitions than we’ll do. Things are at a point where if you don’t have to grow, and we don’t, you can make good decisions on picking your partners from that standpoint.
So it’s a pleasure to be here today. I think our strategy continues to be very straightforward. We’re pleased at where we are. Those of you might be nervous about what we’re doing in the metro New York area should feel a little more comfortable that the strategy is consistent with what we’ve done in the past and I’m looking forward in the next few years coming back and sharing with you some of our additional successes.
But keep in mind the success at Hudson United will strictly be increasing that branch size and that $30 million, that’s half of what their competitors are, closer to the $52 million that we have as an average branch size in our company today.
Thank you very much and I’d love to take some questions of the audience if I could. Are there any questions out there about TD Banknorth?
Yes sir?
QUESTION AND ANSWER

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Final Transcript

Sep. 13.2005 / 7:45AM, BNK — TD Banknorth Inc. at Lehman Brothers Financial Services Conference
Unidentified Audience Member
(inaudible — microphone inaccessible)

Bill Ryan — TD Banknorth Inc. - Chairman, President and CEO
Yes, the flattening yield curve, I was hoping you wouldn’t ask that, I’d have to go take 2 aspirin now. The flattening yield curve is the question and what’s the effect of that.
I have to tell you it’s making earning a profit very, very hard. I think for all banks in America we were hoping this yield curve would have moved by now, it hasn’t. As you know we’re one of the few banks and our margins have increased from about a 368 margin a year ago to 412 last quarter. I think we’ll be able to maintain a 4% margin going forth but I don’t see that increasing because of the flattening yield curve and I think in the next few quarters our margins will be between 4 and 415 and it will not go any higher.
The flattening yield curve means we’re working very hard and putting assets on the books at much lower rates than we anticipated so I think all banks in general, when I talk to my peers, are having a very difficult time getting to those profit growth models of 8 to 10%. I would not be surprised to see all of us, as we do our budgets for year-end, projecting growth rates lower than we normally would and I think growth rates in the 4 to 6% may more be the norm at the end of the year than the 8 to 10% we normally see.
You know when that yield curve does bust one of these quarters we’re all going to look very good and do very well but none of us sees that happening in the near future and I think we’re going to continue to have to work very hard to grow the company in that 5 to 6% range.
I don’t think it reverts back to pressures on loan quality, I don’t think it will revert back to other issues. I think it’s just a matter of growth and the growth models will be a little bit slower.
With the yield curve question comes another question that I’ll ask and answer my question for you, is Katrina and what effect does that have on everything we’re doing. And I have to tell you, Katrina will certainly create problems with oil prices which probably will slow down loan demand. I don’t see a lot of people going overdue on their loans unless you’re a bank in the south where you’re banking those customers in New Orleans but for the rest of us it probably slows down loan demand because companies have to rethink their growth model simply because high oil prices are going to be a factor for the next year or two.
Other questions?
Yes sir?

Unidentified Audience Member
(inaudible — microphone inaccessible)

Bill Ryan - TD Banknorth Inc. — Chairman, President and CEO
Yes, it’s pretty straightforward with us, we’re looking an internal rate of return of 15 to 20% would be the number we have to hit. We usually hit that. If you don’t get 25% cost savings out of a company its very hard to make those numbers work.
We’ve averaged 28% for the last several years, so you really have to be aggressive in moving the operation centers from wherever they are to your operation center, taking less people in. I have to tell you we’re very aggressive in our cost savings with Hudson United because they’re operating an operation center in Mahwah, New Jersey that’s a much higher cost than our operation center in Lewiston, Maine. We will move that operations to Lewiston, Maine and we’re in Lewiston, Maine at $4 a square foot. They’re in Mahwah, New Jersey at $44 a square foot. And the cost structure in Lewiston, Maine compared to New Jersey, our salary costs are 20 to 30% less on average.
So we’ll be able to do very well on the cost savings. We don’t build in any revenue enhancements because we think that’s a phony number and we really — it’ll take a while to get that number, but 25% cost saves, 15, 18% hurdle rate usually makes it work for us and it has to be accretive within a year.

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Final Transcript

Sep. 13.2005 / 7:45AM, BNK — TD Banknorth Inc. at Lehman Brothers Financial Services Conference
Other question? Yes sir, back there.

Unidentified Audience Member
2 questions for you, number 1 is there any agreement between you and TD that they would buy out the remaining 49% (inaudible) and number 2, how have debit cards effected the growth in your retail bank (inaudible).

Bill Ryan — TD Banknorth Inc. — Chairman, President and CEO
There’s no TD agreement as to when they’ll buy out the remaining 49%. Let me take you quickly through that agreement. They purchased 51% of the company. There’s a legal agreement that says they can go up to 66% in open market purchases over the next 2 to 3 years. There’s no formal agreement as when they’ll buy out the rest of the company but Ed Clark, their CEO, has been very public about saying they will purchase the rest of the company.
And when we’re looking at this now, everything being equal that will probably happen in the next 5 to 6 years. The reason for that is we want to continue to use the Banknorth currency, our stock in doing acquisitions because we think the industry will continue to consolidate over the next few years. After the industry does consolidate in 3 or 4, 5 years we will not need our currency to be used for acquisitions so then purchasing the company makes a lot of sense. That’s from what we’ve talked about public and that’s really where we are.
Debit cards have been a great success. It’s interesting, I go back, as Bruce had said about 40 years in banking and debit cards have had about 4 tries and they’ve failed miserably each time. This time around debit cards are for real. We have over 125,000 debit cards in the hands of our customers and that’s growing a fee income piece at about 17% a year, year in and year out. Going to the supermarkets and giving them your debit card is what housewives and husbands want to do.
So we see the growth of debit cards as an important part of what we do. When a customer takes a checking account out, those 4000 a week, we automatically give them a debit card. It’s like buying a car with an automatic transmission. You don’t even think twice anymore it’s just part of the deal. So the debit card growth will be important.
What helps then is if you have over a million customers as we do then you’ll do well in the debit card. If you’re a small bank and you only have 50,000 or 60,000 customers its not going to be the same kind of factor for you. So we see the growth of debit cards as double digit for the next few years. The (inaudible) question?

Unidentified Audience Member
(inaudible — microphone inaccessible)

Bill Ryan — TD Banknorth Inc. — Chairman, President and CEO
Yes, the net is it doesn’t hurt your ATM fees, what it does hurt is if you’re doing business with a supermarket chain, you used to charge them a penny to process the checks. Now you’re getting $0.35 for the debit card transaction. The difference is the volume on the debit card transactions is much higher than the checks that used to be deposited with that supermarket chain. It hasn’t affected the ATMs at all. Cash is cash, customers still want that. Certainly has affected those of us who do store business with a number of chains. But the net effect is the volume of debit cards has offset that so it really isn’t any effect either way.
Other questions? Any other thoughts on TD Banknorth that I can share with you.
Bruce thank you very much for having us, we appreciate it.
Do you have a question Bruce?

Bruce Harting — Lehman Brothers - Moderator

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Final Transcript

Sep. 13.2005 / 7:45AM, BNK — TD Banknorth Inc. at Lehman Brothers Financial Services Conference
(inaudible — microphone inaccessible)
Bill Ryan — TD Banknorth Inc. — Chairman, President and CEO
Yes, I think there’s a couple of factors there. Right now, today as we speak, in the last 2 to 3 months, all of us have lagged deposit prices. So the way we’ve been trying to keep our margins up are just lagging deposit-pricing increases. And we’re all under pressure now because our deposit customers are saying the rates you’re giving us are too low. So all of us in the last few months have increased our deposit pricing. You’ve seen CD’s out there for 15 months at 3, 3.5 even 4%.
So we’ve had to give in now and that give in will mean that our margins over the next 2 quarters will probably come down by several basis points. Our 4.12 probably will come down to 4.05 or 4.06. And we’ve held out long enough, we’ve had to give in now.
Going forth now on the loan pricing side, customers have had good loan pricing now for 2 to 3 years and customers are about to feel that they should fix their rates now instead of going variable because they think rates are going to continue to move up to some degree. Even with Katrina the sense is the Fed will still move rates up at least one more time before the end of the year.
So we have a lot of commercial customers coming in with very low variable rate loans but are saying you know I’ve had this for 2 or 3 years, I love it but I just think I’ve had a good time, let me fix the rate now and we’ll be in good shape. Those fixed rates are going to come in at higher rates initially than the variable rate loans so you’ll see our margins come down for a quarter, only for our margins to go up on the loan side as people fix their rates. Could create long-term pressures in a few years if rates keep moving up. Time will tell.
I don’t see a bubble in any way in terms of charge-offs. In New England the only area of risk is the greater Boston area round the Route 128 belt where commercial vacancies and office properties are running at 15 to 20%. That’s the same rate in the early 90’s when we had all those failures. The difference is most of these people now are in there with low fixed rates so they can carry these properties for a few years and they’ve got 30 to 40% of their own money in it. So they’re not throwing us the keys, last time out they didn’t have any money in these projects.
And slowly but surely the vacancy rates are going down. So other than that greater 128 belt in Boston, things seem to be going well. I just don’t see the economy being a real problem as we go forth. I think there’s short-term hits now but long term you and I know the government is going to spend billions of dollars to rebuild New Orleans that will create jobs at a later date and create an economy, higher deficits but an economy that will grow.
The charge-off ratios will adjust to unemployment rates. If unemployment rates go up substantially we’ll have charge-off problems. If people are working they’ll find a way to make the payments. They may be a little bit late they’ll make the payments. If people aren’t working those unemployment rates spike up. Watch out and the banks are going to have big problems and we have real issues at that point. Hopefully that doesn’t happen.
Other questions or other issues I can solve?
Bruce again, thank you very much for having us. Appreciate it very much coming out this morning.
Thank you.

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Final Transcript

Sep. 13.2005 / 7:45AM, BNK — TD Banknorth Inc. at Lehman Brothers Financial Services Conference
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